    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1995
                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                         COMPUTER SCIENCES CORPORATION
             (Exact name of registrant as specified in its charter)

              NEVADA                                95-2043126
  (State or other jurisdiction of                (I.R.S. Employer
  incorporation or organization)              Identification Number)

                           --------------------------

                             2100 EAST GRAND AVENUE
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-0311

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                             HAYWARD D. FISK, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         COMPUTER SCIENCES CORPORATION
                             2100 EAST GRAND AVENUE
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-0311

            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

        PETER F. ZIEGLER, ESQ.              EDWARD SONNENSCHEIN, JR., ESQ.
       Gibson, Dunn & Crutcher                     Latham & Watkins
         333 S. Grand Avenue                633 W. 5th Street, Suite 4000
      Los Angeles, CA 90071-3197                Los Angeles, CA 90071
            (213) 229-7000                          (213) 485-1234

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM      PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF              AMOUNT TO           OFFERING PRICE          AGGREGATE             AMOUNT OF
    SECURITIES TO BE REGISTERED        BE REGISTERED(1)        PER UNIT(2)        OFFERING PRICE(2)      REGISTRATION FEE
Common Stock
 ($1.00 par value)(3)..............    4,600,000 shares          $49.1875            $226,262,500           $78,022.10

(1) Includes 600,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of determining the registration fee. Calculated on the basis of the average of the high and low reported prices of the Registrant's Common Stock on the New York Stock Exchange on January 6, 1995.
(3) Each share of Common Stock includes one Preferred Stock Purchase Right as described in the Registrant's registration statement on Form 8-A filed December 23, 1988, as amended.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement contains a Prospectus relating to a public offering in the United States (the "U.S. Offering"), of an aggregate of 3,200,000 shares of Common Stock, $1.00 par value, of Computer Sciences Corporation (the "Company"), together with separate Prospectus pages relating to a concurrent offering outside the United States of an aggregate of 800,000 shares of Common Stock, $1.00 par value, of the Company (the "International Offering"). The complete Prospectus for the U.S. Offering follows immediately. Following the Prospectus for the U.S. Offering are alternate pages for the International Offering which include the following: front cover page, a "Certain United States Federal Tax Consequences to Non-United States Holders" section, an "Underwriting" section, a "Legal Matters" section, an "Expert" section and a back cover page. Such pages include the caption "Alternate Page" at the top right hand corner. All other pages of the Prospectus for the U.S. Offering are to be used for both the U.S. Offering and the International Offering.

    Ten copies of the complete Prospectus for each of the U.S. and International Offerings in the exact forms in which they are to be used after effectiveness will be filed with the Securities and Exchange Commission pursuant to Rule 424(b), as required.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 13, 1995

                                4,000,000 SHARES
                         COMPUTER SCIENCES CORPORATION

[LOGO]
                                  COMMON STOCK
                          ($1.00 PAR VALUE PER SHARE)

                                 --------------

    Of the 4,000,000 shares of Common Stock offered by the Company, 3,200,000 shares are being offered hereby in the United States and 800,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

    The Company's Common Stock is listed on the New York Stock Exchange under the symbol "CSC". The last reported sale price of the Common Stock on the New York Stock Exchange on January 12, 1995 was $50.75 per share. See "Price Range of Common Stock and Dividends".

                                 --------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
 AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES  COMMISSION  NOR   HAS
   THE   SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
     COMMISSION PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS  PROSPECTUS.
      ANY   REPRESENTATION  TO   THE  CONTRARY  IS   A  CRIMINAL  OFFENSE.

                                ----------------

                                                      INITIAL PUBLIC  UNDERWRITING    PROCEEDS TO
                                                      OFFERING PRICE  DISCOUNT (1)    COMPANY (2)
                                                      --------------  -------------  -------------
Per Share...........................................              $               $             $
Total (3)...........................................  $               $              $

- --------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2)  Before deducting estimated expenses of $       payable by the Company.

(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 480,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters an option for 30 days to purchase up to an additional 120,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company
     will be $      , $      , and $      , respectively. See "Underwriting".

                                 --------------

    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
            , 1995.

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.
                                   ---------

               The date of this Prospectus is             , 1995.

                             AVAILABLE INFORMATION

    Computer Sciences Corporation (the "Company" or "CSC") has filed a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company's Common Stock, $1.00 par value per share (the "Common Stock"), is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE") under the symbol "CSC" and such reports, proxy statements and other information concerning the Company should be available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the offices of the PSE, 301 Pine Street, San Francisco, California 94104.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission are by this reference incorporated in and made a part of this Prospectus: (1) the Annual Report on Form 10-K for the year ended April 1, 1994, as amended ("Form 10-K"), File No. 1-4850 (including the portions of the Company's Proxy Statement dated July 5, 1994 incorporated by reference in such Annual Report on Form 10-K); (2) the Quarterly Reports on Form 10-Q for the quarters ended July 1, 1994 and September 30, 1994; (3) the Registration Statement on Form 10, as amended, filed to register the Common Stock pursuant to the Exchange Act; (4) the Registration Statement on Form 8-A, as amended, filed to register the Company's Preferred Stock Purchase Rights pursuant to the Exchange Act; and (5) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to the Company,
Attention: Investor Relations Department, 2100 East Grand Avenue, El Segundo, California 90245, telephone: (310) 615-1700, or c/o Registration Department, Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, Attention:
Donald T. Hansen, telephone: (212) 902-6686.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

    The Company was founded in 1959 and is among the world leaders in the information technology ("IT") services industry. The Company offers a broad array of professional IT services to industry and government, and specializes in the application of advanced and complex IT to achieve its customers' strategic objectives. The Company's services include:

    - MANAGEMENT CONSULTING -- Advising customers on the acquisition and strategic utilization of IT and on "business reengineering," which involves fundamental redesign of operations to achieve efficiencies and improve competitive position.

    - SYSTEMS INTEGRATION -- Designing, developing, implementing and integrating complete information systems.

    - OUTSOURCING -- Operating all or a portion of a customer's technology infrastructure, including systems analysis, applications development, network operations and data center management.

    For more than three decades, the Company has provided IT services to the United States federal government, ranging from traditional systems integration and outsourcing to advanced technical undertakings and complex project management. After making a strategic decision in 1986 to focus on the development of its commercial business and to reduce its dependence on federal contracts, which then accounted for 70% of its total revenues, the Company has increased its penetration of the domestic and international commercial markets and diversified its businesses. The Company's strategy is to continue to expand its market share in commercial markets through internal growth and acquisitions in targeted services and geographic markets while maintaining its strong position in the federal market (which contributed 46% of revenue in the first six months of fiscal 1995). As a result of this strategy, the Company's revenue from commercial markets has grown at a compound annual growth rate ("CAGR") of 27% from fiscal 1991 through fiscal 1994 and the Company expects that such revenue will continue to increase as a percentage of total revenue of the Company.

    The Company believes that its technology and systems expertise and large project management skills, gained through years of experience in providing IT services to the federal government, position it to compete effectively in U.S. and international commercial markets. The Company also believes that its competitive position is enhanced by its leadership position in business reengineering consulting, its vendor neutrality and the full spectrum of IT services that it provides.

    The Company serves its U.S. markets through four primary operating groups: the CONSULTING GROUP offers management consulting, business reengineering and systems integration services; the SYSTEMS GROUP is responsible for substantially all business with the federal government; the TECHNOLOGY MANAGEMENT GROUP provides a full range of outsourcing services; and the INDUSTRY SERVICES GROUP provides systems operations and processing support and proprietary industry-specific services principally to the consumer financial services, insurance and healthcare industries.

    Through its EUROPEAN GROUP, the Company operates in Belgium, France, Germany, the Netherlands and the United Kingdom. In addition, the Company has operations in the Pacific Rim through CSC AUSTRALIA, a leading systems integration, outsourcing and software development company in Australia and New
Zealand. The Company provides substantially the same services to its international customers that it provides to domestic customers. Certain of the Company's U.S. groups have also developed business outside the U.S.

    The Company is incorporated under the laws of the State of Nevada. Its principal executive offices are located at 2100 East Grand Avenue, El Segundo, California 90245, and its telephone number is (310) 615-0311.

                              RECENT DEVELOPMENTS

    On December 29, 1994, the Company entered into an outsourcing agreement with Hughes Aircraft Company ("Hughes") pursuant to which the Company will provide a wide range of IT services to Hughes' corporate offices and certain operating units -- including Hughes Aerospace and Technology, Hughes Space and Communications, and Hughes Missile Systems -- for eight years, beginning January 28, 1995. CSC intends to support Hughes in the areas of mainframe computers, desktop computers, telecommunications, enterprise servers, applications development/maintenance and engineering computing. To provide these IT services, the Company purchased from Hughes all of the stock of a subsidiary of Hughes that holds certain hardware and other information technology assets and anticipates hiring approximately 1,100 Hughes employees. CSC estimates that the Hughes agreement will generate approximately $1.5 billion of revenue for the Company over the eight-year period. This agreement supersedes a prior contract for an estimated $200 million of revenues over seven years. After the initial eight-year period, the agreement renews for successive one-year periods unless terminated by either company.

    On January 2, 1995, CSC acquired a majority interest in Ploenzke AG ("Ploenzke"), Germany's largest independent computer services firm. Ploenzke had consolidated revenues of approximately $170 million in calendar 1993. The Company expects to acquire all of the outstanding stock of Ploenzke within six years, pursuant to reciprocal put and call options. Ploenzke specializes in consulting, systems integration and custom software development and serves both commercial clients, such as Siemens and Deutsche Bank, and public sector clients that include the German federal railway and postal service. Ploenzke's primary industry strengths include manufacturing, financial services, energy and transportation.

    Recently, the Company has also announced outsourcing contracts with American Medical Response, Autoglass, MONY, Polaroid, San Diego Gas & Electric, Scott Paper and Southern New England Telephone, among others. CSC estimates that, over their terms and if all renewal options are exercised, these contracts will generate approximately $675 million of revenue. See "Business -- Technology Management Group and -- International Operations".

                                USE OF PROCEEDS

    Assuming an initial public offering price of $50.75 per share, the net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered in the United States and international offerings are estimated to be approximately $196.4 million ($225.8 million if the Underwriters' over-allotment options are exercised in full), after deduction of the underwriting discount and estimated offering expenses payable by the Company. The net proceeds will be added to the general funds of the Company and will be used for general corporate purposes. Pending such application, the Company intends to use the net proceeds to reduce indebtedness temporarily and invest in short-term instruments.

                                 CAPITALIZATION

    The following table sets forth a summary of the current debt and capitalization of CSC on a consolidated basis as of September 30, 1994, on a pro forma basis as of such date to reflect certain additional indebtedness incurred after September 30, 1994 as described in note 2 below, and as adjusted to reflect (i) the sale by CSC of 4,000,000 shares of Common Stock pursuant to the United States and international offerings and (ii) the application of the estimated net proceeds of approximately $196.4 million from such sale to repay temporarily outstanding indebtedness, assuming that the Underwriters' over-allotment options are not exercised and assuming an initial public offering price of $50.75 per share. See "Use of Proceeds". The information set forth below should be read in conjunction with CSC's consolidated financial statements and the notes thereto, included in its Annual Report on Form 10-K for the year ended April 1, 1994, and its Quarterly Reports on Form 10-Q for the quarters ended September 30, 1994 and July 1, 1994, which are incorporated herein by reference.

                                                                                  SEPTEMBER 30, 1994
                                                                     --------------------------------------------
                                                                                                      PRO FORMA
                                                                      ACTUAL (1)    PRO FORMA (2)    AS ADJUSTED
                                                                     -------------  --------------  -------------
                                                                              (IN THOUSANDS OF DOLLARS)
Current debt:
  Short-term debt..................................................  $      96,514   $    196,514   $      50,114
  Current maturities of long-term debt.............................          6,629          6,629           6,629
                                                                     -------------  --------------  -------------
        Total current debt.........................................        103,143   $    203,143          56,743
                                                                     -------------  --------------  -------------
                                                                     -------------  --------------  -------------
Long-term debt:
  Commercial paper.................................................  $     150,000   $    150,000   $     100,000
  6.80% Guaranteed Notes due April 15, 1999........................        150,000        150,000         150,000
  Other interest-bearing liabilities...............................         11,314         11,314          11,314
                                                                     -------------  --------------  -------------
        Total long-term debt.......................................        311,314        311,314         261,314
                                                                     -------------  --------------  -------------
Stockholders' equity:
  Preferred Stock, $1.00 par value; 1,000,000 authorized; none
   issued..........................................................       --              --             --
    Series A Junior Participating Preferred Stock, $1.00 par value;
     198,000 authorized; none issued...............................       --              --             --
  Common Stock, $1.00 par value; 75,000,000 authorized; 50,857,874
   shares issued; 54,857,874 shares issued, as adjusted (3)........         51,070         51,070          55,070
  Additional paid-in capital.......................................        113,293        113,293         305,693
  Earnings retained for use in business............................        704,185        704,185         704,185
  Foreign currency translation and unfunded pension adjustments....          1,394          1,394           1,394
  Treasury stock; 212,328 shares...................................         (5,014)        (5,014)         (5,014)
                                                                     -------------  --------------  -------------
        Stockholders' equity, net..................................        864,928        864,928       1,061,328
                                                                     -------------  --------------  -------------
        Total capitalization.......................................  $   1,176,242   $  1,176,242   $   1,322,642
                                                                     -------------  --------------  -------------
                                                                     -------------  --------------  -------------

- ------------------------
(1) See Note 4 to the Company's consolidated financial statements included in its Annual Report on Form 10-K for the year ended April 1, 1994 and Note A to the Company's consolidated condensed financial statements included in its Quarterly Report on Form 10-Q for the quarter ended July 1, 1994, which are incorporated herein by reference, for information regarding outstanding indebtedness.
(2) The pro forma adjustment reflects an additional $100 million of indebtedness incurred on January 3, 1995 to fund the acquisition of a majority interest in Ploenzke and the acquisition of certain assets under the Hughes outsourcing agreement. See "Recent Developments".
(3) Excludes shares of Common Stock issuable upon exercise of options granted to employees of the Company. The Company has reserved 6,475,930 shares of Common Stock for issuance pursuant to option grants under its stock option plans. On September 30, 1994, options to purchase 5,178,538 of these shares of Common Stock were outstanding to employees of the Company.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Common Stock is listed and traded on the NYSE and PSE under the symbol "CSC".

    The table below sets forth the high and low intra-day prices of the Common Stock on the NYSE for the periods indicated. Per share prices have been adjusted for a 200% stock dividend distributed January 13, 1994.

                                                                                                   COMMON STOCK
                                                                                                      PRICES
                                                                                               --------------------
                                                                                                 HIGH        LOW
                                                                                               ---------  ---------
1992:
  First Quarter..............................................................................  $   28.00  $   22.50
  Second Quarter.............................................................................      25.75      20.38
  Third Quarter..............................................................................      23.29      19.00
  Fourth Quarter.............................................................................      26.75      21.96
1993:
  First Quarter..............................................................................  $   26.83  $   24.54
  Second Quarter.............................................................................      28.21      23.33
  Third Quarter..............................................................................      31.63      27.25
  Fourth Quarter.............................................................................      33.42      29.96
1994:
  First Quarter..............................................................................  $   41.75  $   31.63
  Second Quarter.............................................................................      44.00      35.25
  Third Quarter..............................................................................      45.25      39.75
  Fourth Quarter.............................................................................      52.63      41.00
1995:
  First Quarter (through January 12, 1995)...................................................  $   51.50  $   48.88

    It has been the Company's policy to invest earnings in the growth of the Company rather than distribute earnings as cash dividends. This policy, under which cash dividends have not been paid since fiscal 1969, is expected to continue but is subject to review by the Board of Directors.

                         SELECTED FINANCIAL INFORMATION

    The following table sets forth selected consolidated financial and other information of the Company. The "Statement of Earnings Information" and the "Balance Sheet Information" (i) for the years ended and as of March 30, 1990 and March 29, 1991, and the "Balance Sheet Information" as of April 3, 1992 are derived from audited consolidated financial statements of the Company not included in this Prospectus, (ii) for the years ended and as of April 3, 1992, April 2, 1993 and April 1, 1994 (other than the "Balance Sheet Information" as of April 3, 1992) are derived from the audited consolidated financial statements of the Company contained in its Annual Report on Form 10-K for its fiscal year ended April 1, 1994, incorporated by reference in this Prospectus, (iii) for the six months ended and as of September 30, 1994 are derived from the unaudited consolidated condensed financial statements of the Company contained in its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1994, incorporated by reference in this Prospectus, and (iv) for the six months ended and as of October 1, 1993 are derived from unaudited consolidated condensed financial  statements  of  the  Company not  included  in  this  Prospectus. The unaudited consolidated condensed financial statements include all normal recurring adjustments management considers necessary for a fair presentation of the consolidated financial data. The following selected consolidated financial information should be read in conjunction with, and is qualified in its entirety by, the Company's consolidated financial statements and accompanying notes contained in its Annual Report on Form 10-K for its fiscal year ended April 1, 1994, and its unaudited consolidated condensed financial statements contained in its Quarterly Reports on Form 10-Q for its fiscal quarters ended July 1, 1994 and September 30, 1994, and also should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" appearing elsewhere herein.

                                                              FISCAL YEARS ENDED                         SIX MONTHS ENDED
                                          ----------------------------------------------------------  ----------------------
                                                                                                                  SEPTEMBER
                                          MARCH 30,   MARCH 29,    APRIL 3,    APRIL 2,    APRIL 1,   OCTOBER 1,     30,
                                             1990        1991        1992        1993        1994        1993        1994
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF EARNINGS
 INFORMATION:
Revenues................................  $1,500,443  $1,737,791  $2,113,351  $2,479,847  $2,582,670  $1,230,406  $1,526,631
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Costs of services.......................   1,238,738   1,447,367   1,723,973   2,006,449   2,065,023   1,000,561  1,215,539
Selling, general and administrative.....     131,702     144,751     179,578     210,217     227,003     103,519    150,096
Depreciation and amortization...........      34,014      40,203      81,701     118,668     130,704      60,077     77,832
Interest, net...........................       4,475       5,408      15,626      15,804      10,857       4,962     10,995
Other items, net (1)....................     (11,686)     (2,480)      3,250         460      --          --         --
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total costs and expenses................   1,397,243   1,635,249   2,004,128   2,351,598   2,433,587   1,169,119  1,454,462
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before taxes.....................     103,200     102,542     109,223     128,249     149,083      61,287     72,169
Taxes on income.........................      37,668      37,551      41,046      50,100      58,153      24,858     27,424
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Earnings before cumulative effect of
 accounting change......................  $   65,532  $   64,991  $   68,177  $   78,149  $   90,930  $   36,429  $  44,745
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net earnings............................  $   65,532  $   64,991  $   68,177  $   78,149  $   95,830  $   41,329  $  44,745
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Earnings per share before cumulative
 effect of accounting change (1)........  $     1.36  $     1.34  $     1.37  $     1.55  $     1.77  $     0.72  $    0.86
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net earnings per share (1)..............  $     1.36  $     1.34  $     1.37  $     1.55  $     1.86  $     0.81  $    0.86
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Shares used to compute earnings per
 share..................................      48,341      48,518      49,647      50,276      51,385      50,988     52,247
BALANCE SHEET INFORMATION:
Working capital.........................  $  219,005  $  262,865  $  265,563  $  332,273  $  195,875  $  354,849  $ 243,224
Total assets............................     917,741   1,006,821   1,375,386   1,460,922   1,806,380   1,485,307  1,844,713
Total debt..............................     135,678     141,559     389,710     312,039     323,801     305,544    414,457
Stockholders' equity....................     458,072     526,226     606,810     695,380     805,680     742,373    864,928

- ------------------------------
(1) Other items, net include: (a) for fiscal 1990, a gain of $19.6 million on sales of the Company's 40% ownership interest in a former subsidiary, reduced by provisions established for the phasedown of certain operations;
     (b) for fiscal 1991, the net result of (i) a net non-operating gain of $3.4 million, resulting from a gain of $8.3 million from the formation of a general partnership partially offset by provisions of $4.9 million established for the phasedown of certain operations, and (ii) European severance payments and restructuring costs of $6.0 million less gains from the disposition of certain European business activities of $5.1 million;
     (c) for fiscal 1992, restructuring charges of approximately $5.5 million incurred within the Company's European operations, primarily for severance payments and related costs, partially offset by $2.2 million recognized as the net increase in estimated amounts recoverable on completed contracts; and (d) for fiscal 1993 (i) the Company's settlement of certain claims on completed contracts, resulting in a gain of $4.7 million in excess of estimated recoverable amounts, and (ii) provision for severance payments and restructuring charges of $5.1 million relating to the Company's European operations, particularly Belgium. The per share after tax effect of these items was $0.15, $0.03, ($0.04) and ($0.01) in fiscal 1990, 1991,
     1992 and 1993, respectively. After deducting these amounts from net earnings per share shown above, net earnings per share in fiscal 1990, 1991, 1992 and 1993 would have been $1.21, $1.31, $1.41 and $1.56, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following table sets forth certain items in the results of operations for the periods indicated as a percentage of revenues:

                                                                     FISCAL YEARS ENDED                SIX MONTHS ENDED
                                                            -------------------------------------  ------------------------
                                                             APRIL 3,     APRIL 2,     APRIL 1,      OCT. 1,     SEPT. 30,
                                                               1992         1993         1994         1993         1994
                                                            -----------  -----------  -----------  -----------  -----------
Revenues..................................................       100.0%       100.0%       100.0%       100.0%       100.0%
                                                                 -----        -----        -----        -----        -----
Costs of services.........................................        81.6         80.9         80.0         81.3         79.6
Selling, general and administrative.......................         8.5          8.5          8.8          8.4          9.8
Depreciation and amortization.............................         3.8          4.8          5.0          4.9          5.1
Interest, net.............................................         0.7          0.6          0.4          0.4          0.8
Other items, net..........................................         0.2       --           --           --           --
                                                                 -----        -----        -----        -----        -----
Total costs and expenses..................................        94.8         94.8         94.2         95.0         95.3
                                                                 -----        -----        -----        -----        -----
Income before taxes.......................................         5.2          5.2          5.8          5.0          4.7
Taxes on income...........................................         2.0          2.0          2.3          2.0          1.8
                                                                 -----        -----        -----        -----        -----
Earnings before cumulative effect of accounting change....         3.2%         3.2%         3.5%         3.0%         2.9%
                                                                 -----        -----        -----        -----        -----
                                                                 -----        -----        -----        -----        -----

FOR THE FIRST SIX MONTHS OF FISCAL 1995 AND FISCAL 1994
  REVENUES

    During the six months ended September 30, 1994 (the "Fiscal 1995 Period"), the Company's total revenues were $1,527 million, an increase of 24.1%, or $296 million, over the corresponding 1994 period (the "Fiscal 1994 Period"). Federal revenue in the Fiscal 1995 Period totaled $700 million, up 17.9% from $594 million for the Fiscal 1994 Period, due to the acquisition during December 1993 of Atlantic Research Corporation's Professional Services Group ("PSG") and the commencement after the Fiscal 1994 Period of a number of contracts, including the Company's contract to provide comprehensive information systems support to NASA's Marshall Space Flight Center (the "PrISMS Contract").

    From the beginning of the fiscal year through December 30, 1994, the Company has been awarded federal government contracts that it estimates will generate approximately $1.4 billion of revenues over their terms, including the PrISMS Contract, which the Company estimates will generate approximately $1.05 billion of revenue over eight years if all renewal options are exercised.

    Commercial revenue from domestic operations was $527 million for the Fiscal 1995 Period versus $510 million for the Fiscal 1994 Period, an increase of 3.3%, or $17 million, with growth in consulting revenues partially offset by the continuing phaseout of certain claims processing activities and a slight decrease in revenues from existing outsourcing contracts as service efficiencies were achieved. International revenue increased to $299 million from $127 million, an increase of 135.4%, or $172 million, reflecting the commencement of the Company's outsourcing contract with British Aerospace ("BAe") during the first quarter of fiscal 1995, the acquisition of CSC Australia during the third quarter of fiscal 1994 and other revenue growth.

    From the beginning of the fiscal year through December 30, 1994, the Company
has  been  awarded  commercial  contracts   that  it  estimates  will   generate
approximately $1.9 billion of revenues over their terms.

  COSTS AND EXPENSES

    Costs of services for the Fiscal 1995 Period were $1,216 million, up 21.5%, or $215 million, over the Fiscal 1994 Period. As a percentage of revenue, costs of services were 79.6% for the Fiscal 1995 Period, versus 81.3% for the Fiscal 1994 Period. The improvement was widespread, with the largest benefit achieved in the Company's European operations.

    Selling, general and administrative expenses increased to $150 million for the Fiscal 1995 Period, up from $104 million for the same period last year. The largest increases were in the Company's international, federal and U.S. consulting businesses where revenue growth was also strongest. As a percentage of revenue, the Company's selling, general and administrative expenses were 9.8% for the Fiscal 1995 Period, versus 8.4% for the Fiscal 1994 Period, primarily due to the higher proportion of commercial consulting and outsourcing business, which generally requires higher selling expenses.

    Depreciation and amortization expense increased to $78 million for the Fiscal 1995 Period, up from $60 million for the Fiscal 1994 Period, representing 5.1% and 4.9% of revenues, respectively. The dollar and percentage increases were primarily the result of the BAe contract and the acquisitions of PSG and CSC Australia.

    Net interest expense increased to $11 million for the Fiscal 1995 Period from $5 million for the Fiscal 1994 Period. The increase was due to both decreased interest income and increased interest expense as cash on hand and increased borrowings were used to supplement cash flows from operations. A reduction in cash and increased borrowings helped to fund the purchase of outsourcing assets from BAe and to acquire PSG and CSC Australia during the second half of fiscal 1994.

    The Company also completed the phase-out of certain unprofitable operations in Belgium during the first quarter of fiscal 1995.

  INCOME BEFORE TAXES

    Income before taxes was $72 million for the Fiscal 1995 Period, up $11 million, or 17.8%, over the Fiscal 1994 Period, reflecting the revenue growth achieved and an operating income improvement in Europe of approximately $2 million, offset somewhat by the higher selling, general and administrative expenses and net interest expense described above. The Company achieved a pre-tax margin for the Fiscal 1995 Period of 4.7% of revenues, versus 5.0% for the Fiscal 1994 Period, reflecting the above revenue and expense trends.

  EARNINGS

    Earnings  were $45  million for  the Fiscal 1995  Period, up  $8 million, or
22.8%, over the Fiscal 1994 Period, before the cumulative effect of an accounting change for income taxes. The effective tax rate was 38.0% in the Fiscal 1995 Period, versus 40.6% for the Fiscal 1994 Period. The higher rate for the Fiscal 1994 Period was principally related to the passage of federal income tax legislation during August, 1993. The cumulative effect of the tax legislation was recorded in the second quarter of fiscal 1994.

    During the third quarter of fiscal 1994, CSC's Board of Directors declared a three-for-one stock split in the form of a 200 percent stock dividend, and the additional shares were distributed January 13, 1994. The Fiscal 1995 Period's earnings per share were 86 cents compared to 72 cents for the Fiscal 1994 Period before the cumulative effect of the accounting change, on a greater number of shares outstanding.

    During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", and recognized a resulting gain of $5 million, or 9 cents per share adjusted for the split.

  CASH FLOWS

    Cash flows from operating activities were $15 million for the Fiscal 1995 Period, compared to $85 million during the Fiscal 1994 Period. Higher earnings and non-cash expenses for the Fiscal 1995 Period compared to the Fiscal 1994 Period were more than offset by higher working capital needs, particularly for the commencement of several federal contracts, including the PrISMS Contract.

    The Company's cash outflows for investing activities were $114 million for the Fiscal 1995 Period versus $84 million during the Fiscal 1994 Period. The higher outflow reflected greater purchases of property, plant and equipment in keeping with company growth, particularly in the asset-intensive area of information technology outsourcing. The Company also had greater acquisition-related expenditures for this period than in the corresponding 1994 period. These factors were partially offset by an absence of short-term investment purchases during the Fiscal 1995 Period compared to the Fiscal 1994 Period.

    Cash used in financing activities was $14 million for the Fiscal 1995 Period versus cash provided of $1 million during the Fiscal 1994 Period. Year-to-date activity included the payment of $114 million of BAe outsourcing financing. Additionally, a $150 million private placement of fixed-rate, term debt was issued by CSC Enterprises, a consolidated affiliate of the Company, and was used partially to repay commercial paper borrowings.

  FINANCIAL CONDITION

    During the Fiscal 1995 Period, the Company's capital needs included $114 million for the payment related to the BAe outsourcing contract and $115 million for additional working capital. These needs were met by the use of existing cash and additional debt. As a result of the additional borrowing, the Company's debt-to-total-capitalization ratio increased to 32.4% at September 30, 1994, versus 28.8% at the prior fiscal year-end. In all other respects, the Company's financial condition has not changed significantly since the fiscal year-end.

    Historically, the Company has been able to provide the capital needed to meet its obligations and invest in growth opportunities through internally generated cash flows and its debt capacity. It is management's opinion that the Company will be able to fund its cash needs from operating activities and from short-term borrowings. It is also management's opinion that any major additional requirements can be financed by the use of unused borrowing capacity or by the issuance of new CSC securities.

FOR THE THREE FISCAL YEARS 1994, 1993 AND 1992
  REVENUES

    Revenues of $2.58 billion for fiscal 1994 were 4.1% higher than fiscal 1993 revenues of $2.48 billion, which were 17.3% higher than the $2.11 billion of revenues for fiscal 1992. Revenue growth for each year was achieved through both expansion of internal activities and acquisitions. For fiscal 1993, over half of the 17% growth came from the General Dynamics and successor clients' outsourcing contracts.

    The Company's revenue from the U.S. Government declined 2.5% to $1.22 billion for fiscal 1994 from $1.25 billion in fiscal 1993. The decline was the result of the phase-out of two large contracts, offset in part by the acquisition of the Professional Services Group of Atlantic Research Corporation. During fiscal 1994, CSC was awarded contracts with a value of $2.0 billion, compared with $1.1 billion the prior year. Fiscal 1993 U.S. Government revenue increased 3.5% to $1.25 billion from $1.21 billion for fiscal 1992. The growth was broad-based across CSC federal operations. Revenues from the U.S. Government comprised 47.4% of the Company's total revenues for fiscal 1994 versus 50.6% for fiscal 1993 and 57.4% for fiscal 1992.

    CSC's non-federal revenues comprised 52.6% of total revenues for fiscal 1994 versus 49.4% for fiscal 1993 and 42.6% for fiscal 1992. Commercial revenues of the Company's U.S. operations increased to $1.04 billion for fiscal 1994, an increase of 4.9% over $0.99 billion for the prior year, following a 43.7% increase for fiscal 1993 over 1992. U.S. commercial growth for fiscal 1994 was led by consulting and systems integration activities, offset by the impact of the New Jersey JUA/MTF contract expiration. The Company's expansion into commercial outsourcing was the largest source of revenue growth for fiscal 1993. Consulting and systems integration activities were also significant contributors to fiscal 1993 growth.

    The Company's international revenues increased 36.6% to $321 million for fiscal 1994, up from $235 million for fiscal 1993 and $209 million for fiscal 1992. Slightly more than half of international revenue growth for fiscal 1994 resulted from the acquisition of CSC Australia. The remainder of fiscal 1994 international revenue growth came from consulting and outsourcing efforts. Fiscal 1993 growth was achieved through broad-based internal growth, except in Belgium where the disposal of certain operations led to corresponding revenue reductions.

  COSTS OF SERVICES

    Costs of services of $2.07 billion for fiscal 1994 were 2.9% higher than fiscal 1993, comparing favorably to the 4.1% fiscal 1994 revenue increase. 1993 costs of services of $2.01 billion were 16.4% higher than the $1.72 billion of costs for fiscal 1992, compared to the 17.3% fiscal 1993 revenue increase.

    As a percentage of revenues, costs of services improved to 80.0% for fiscal 1994 from 80.9% for fiscal 1993 and 81.6% for fiscal 1992. The favorable change for fiscal 1994 was due to broad improvement across the Company. The favorable change during fiscal 1993 was primarily related to the change in the mix of business toward outsourcing and improved performance in the Company's federal business.

  SELLING, GENERAL AND ADMINISTRATIVE

    Fiscal 1994 selling, general and administrative expenses of $227 million increased by $17 million or 8.0% over fiscal 1993, which was $31 million or 17.1% greater than fiscal 1992. The most significant contributor to these increases has been the expansion of the Company's commercial outsourcing and consulting activities. As a percentage of revenue, the Company's selling, general and administrative expenses were 8.8% for fiscal 1994 versus 8.5% for fiscal 1993 and 1992.

  DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense for fiscal 1994 of $131 million increased $12 million, or 10.1%, over fiscal 1993, following an increase of $37 million or 45.2% for fiscal 1993 over fiscal 1992. For fiscal 1994, the increase reflected growth in fixed and other assets from both internal expansion and acquisitions. For fiscal 1993, approximately 70% of the increase was due to the full year impact of the purchase of property, equipment and other assets in connection with the General Dynamics outsourcing contract begun in fiscal 1992. As a percentage of revenue, the Company's depreciation and amortization expense was 5.0%, 4.8% and 3.8% for fiscal 1994, 1993 and 1992, respectively.

  INTEREST AND OTHER ITEMS

    Interest expense, net of interest income, was $11 million for fiscal 1994, down from $16 million for each of fiscal 1993 and fiscal 1992. The reduction in net interest expense for fiscal 1994 was due to both decreased interest expense and increased interest income. The Company's effective rate of interest declined as a result of declining market interest rates and the replacement of a $250 million bank borrowing with the same amount of commercial paper. Subsequent to year-end, $150 million of the commercial paper was replaced by five-year guaranteed notes at a rate of 6.8%, a rate higher than commercial paper rates at the time. Interest income increased as the result of higher average cash balances invested, despite lower rates of return due to declining interest rates.

    Net interest expense increased for fiscal 1993 due to the full year impact of the $250 million borrowing during November 1991 to finance the purchase of outsourcing assets and several acquisitions. The increase was substantially offset by interest expense savings resulting from paydowns of $55 million on Senior Notes (carrying an interest rate of approximately 9%) and approximately $20 million of other debt.

    For fiscal 1993, other items are comprised of (i) the Company's settlement of certain claims on completed contracts, resulting in a gain of $5 million in excess of estimated recoverable amounts, and (ii) provision for severance payments and restructuring charges of $5 million relating to the Company's European operations, particularly Belgium.

    Other items for fiscal 1992 consist of restructuring charges of approximately $5 million incurred within the Company's European operations, primarily for severance payments and related costs. The charge was partially offset by $2 million recognized as the net increase in estimated amounts recoverable on completed contracts.

  INCOME BEFORE TAXES

    Income before taxes increased $21 million or 16.2% to $149 million for fiscal 1994 from $128 million for fiscal 1993. Fiscal 1994 income before taxes included net foreign operating income of $5 million versus fiscal 1993 net operating losses of $16 million. Of this improvement, approximately half was achieved in Europe, although losses there persisted, with the remaining improvement achieved in the international operations of U.S.-domiciled entities and as the result of the acquisition of CSC Australia. In the aggregate, CSC's increase in income before taxes for fiscal 1994 was mainly the result of revenue growth, cost of services improvement and a net interest expense reduction.

    For fiscal 1993, income before taxes increased $19 million or 17.4% to $128 million, reflecting the 17.3% revenue growth achieved.

    The Company achieved pre-tax margins of 5.8% of revenues for fiscal 1994 and 5.2% of revenues for fiscal 1993 and 1992, reflecting the above revenue and expense trends.

  TAXES

    The provision for income taxes as a percentage of pretax earnings was 39.0%, 39.1% and 37.6% for fiscal 1994, 1993 and 1992, respectively. The slight decrease in the rate for fiscal 1994 was achieved, despite the increase in the U.S. federal statutory rate and the cumulative effect of the August 1993 tax legislation, by the ability to offset some European tax losses against taxable income elsewhere.

    The rate increase for fiscal 1993 was due to the Company's European losses, for which there were generally no income tax carrybacks available and which could not at that time be used to offset taxable income elsewhere.

    Effective for fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", and reported additional net earnings of $5 million, or $0.09 per share as the cumulative effect of an accounting change.

  EARNINGS

    Earnings for fiscal 1994 were $91 million before the $5 million effect of an accounting change, discussed above, and $96 million after the effect. Net earnings were $78 million and $68 million for fiscal 1993 and fiscal 1992, respectively.

    The upward trend of earnings for the three years reflects the Company's revenue growth and improvements in costs of services as a percentage of revenue, partially offset by increases in selling, general and administrative expenses and depreciation and amortization expenses and, for fiscal 1993, a higher effective tax rate.

  CASH FLOWS

    The Company's primary source of cash has been from operating activities. Cash flows from operating activities were $192 million, $194 million and $105 million for fiscal 1994, 1993 and 1992, respectively. Fiscal 1994 reflected higher earnings and non-cash charges which were more than offset by reduced growth in current liabilities when compared to the prior year. The significant increase for fiscal 1993 principally reflected the Company's expansion of outsourcing activities, where non-cash charges are a larger portion of the total expenses than in the Company's other lines of business.

    Net cash used in investing activities was $310 million, $130 million and $323 million for fiscal 1994, 1993 and 1992, respectively. Fiscal 1994 investments included $119 million for capital expenditures and $114 million for a major outsourcing contract. Capital expenditures increased from $95 million and $53 million for fiscal 1993 and 1992, respectively. The increase was principally the result of growth in the Company's outsourcing business. Fiscal 1994 investments also included $93 million for several business acquisitions. The 1994 investing outflows were partially offset by liquidations of short-term investments. The investment activity during fiscal 1992 included the purchase of outsourcing assets for $184 million as part of the long-term agreement with General Dynamics and expenditures of $132 million for several business acquisitions.

    Net cash provided by financing activities was $133 million for fiscal 1994. Net cash used in financing activities was $68 million for 1993. Net cash provided by financing activities was $260 million for fiscal 1992. During March 1994, the Company entered into an outsourcing contract for which a payment of

$114 million was made subsequent to the fiscal year-end. The resulting liability provides a source of cash in the Company's fiscal 1994 financing cash flows. The use of cash for financing during 1993 was principally due to payments of $69 million on long-term debt. Fiscal 1992 cash from financing included the $250 million borrowing on the three-year bank credit agreement. The proceeds were applied to the purchase of outsourcing assets and several acquisitions.

  FINANCIAL CONDITION

    The balance of cash, cash equivalents and short-term investments was $127 million at April 1, 1994, $155 million at April 2, 1993 and $130 million at April 3, 1992. For fiscal 1994, equity growth, mainly through retained earnings, in excess of additional borrowings enabled the Company to again strengthen its financial position, finishing the year with a ratio of debt to total capitalization of 29%.

    During fiscal 1993, repayment of $77 million of interest-bearing debt, along with equity growth, enabled the Company to achieve an end-of-year ratio of debt to total capitalization of 31%, a significant improvement from the April 3, 1992 ratio of 39%.

                                    BUSINESS

    The Company was founded in 1959 and is among the world leaders in the IT industry, providing consulting, systems integration and outsourcing services to industry and government.

BACKGROUND AND STRATEGY

    For more than three decades, the Company has provided IT services to the United States federal government, ranging from traditional systems integration and outsourcing to advanced technical undertakings and complex project management. The Company is one of the largest IT services contractors with the federal government, based on revenues.

    In 1986, the Company made a strategic decision to reduce its dependence on federal contracts, which then accounted for 70% of its total revenues, by focusing on the development of its commercial business (which includes state and local governments), both in domestic and international markets. While federal contracts have provided a dependable source of revenue and earnings and are expected to provide growth, the Company believes that the majority of its future growth will occur in the commercial markets. Demand for CSC's services has been increasing more rapidly in the commercial markets than in the federal market as customers seek sophisticated methods to focus on their core businesses and achieve efficiencies and cost savings. The Company believes that its technology and systems expertise and large project management skills, gained through years of experience in providing IT services to the federal government, position it to compete effectively in U.S. and international commercial markets.

    The Company has increased its penetration of the commercial markets and diversified its businesses through internal growth and acquisitions, while maintaining its strong position in the federal market (which contributed 46% of revenue in the first six months of fiscal 1995). As a result, the Company expects that revenue from commercial markets will continue to increase as a percentage of the total revenue of the Company.

    A significant portion of CSC's commercial revenue growth has come from its consulting business, which grew at an annual rate in excess of 25% for each of the three fiscal years after fiscal 1991. The Consulting Group is largely comprised of businesses acquired since 1986: Consulting & Systems Integration (formerly CSC Partners) (1986), CSC Index (1988), Cleveland Consulting Associates (1989) and Communications Industry Services (formerly CSC Intelicom)
(1991). These companies now form the core of the Consulting Group, as discussed below.

    Outsourcing has been a key source of recent growth in CSC's commercial business. Since the beginning of calendar 1994, CSC has entered into commercial outsourcing contracts with U.S. and international companies that CSC estimates will generate over $3.5 billion in revenue over their terms, including renewal options. The Company expects to continue to seek new contracts with major domestic and international corporations, targeting primarily Fortune 500 companies in the United States and Financial Times 500 companies in Europe.

    The Company has also experienced significant growth in its international business, from approximately 2% of the Company's revenue in fiscal 1986 to approximately 20% of the Company's revenue in the first six months of fiscal 1995. Recent acquisitions in the international market include: CSC Australia, by which the Company established a presence in the Pacific Rim; Ploenzke, Germany's largest independent computer services firm; and Ouroumoff Consultants, a management consulting firm in France.

    Although the Company has experienced strong growth in revenues over the last five years, no assurances can be given as to the future growth of the Company or how effectively such growth will be managed by the Company.

COMPETITIVE STRENGTHS

    CSC believes that the following key attributes strengthen the Company's competitive position and have enabled it to maintain its strong presence in the federal market and to grow its commercial business:

    - TECHNOLOGY LEADERSHIP -- As a technology leader since 1959, the Company is known for its ability to deliver creative solutions to complex problems by utilizing the most current technology available. The Company's position in the federal market has resulted in cross-fertilization of technology into the commercial marketplace. Its technical specialties cover a broad range of emerging technologies such as computer-aided acquisitions and logistics support, massively parallel processing, data security, rapid system development techniques and client/server applications.

    - PREEMINENCE   IN  BUSINESS  REENGINEERING  --  With  nearly  a  decade  of experience, the Company, through CSC Index, is at the forefront of business reengineering. The Company believes reengineering is one of the fastest growing IT sectors. Reengineering consulting has often led to follow-on opportunities in its other businesses, especially systems integration and outsourcing.

    - EXTENSIVE PROJECT MANAGEMENT EXPERIENCE -- The Company's extensive experience with large and complex federal and commercial contracts has contributed to its reputation for excellence in project management. The Company believes its proven ability to manage these contracts, which require executing a vast array of tasks and applying multiple methodologies simultaneously, strongly positions CSC to capitalize on the future growth in outsourcing, both in the U.S. and abroad.

    - VENDOR NEUTRALITY -- The Company does not manufacture any equipment and generally does not market stand-alone packaged software products, enabling it to integrate objectively the best products for its customers based on their unique needs.

    - FULL SPECTRUM OF IT SERVICES -- By providing a full spectrum of IT services, the Company offers its customers "one-stop shopping", allowing the tailoring of its offerings to customers' changing needs.

MARKETS

    The Company offers a broad array of professional IT services to commercial and federal, state and local government markets in the U.S. and internationally, and specializes in the application of advanced and complex IT to achieve its customers' strategic objectives. Industries served by CSC include aerospace, banking, consumer financial services, distribution, healthcare, insurance, manufacturing, retailing, telecommunications, transportation and utilities, among others. CSC also provides systems integration and outsourcing services to the U.S. federal market, which includes the Department of Defense, the National Aeronautics and Space Administration ("NASA") and other civil agencies.

    The following table sets forth the Company's revenues by major market sector for fiscal 1992, 1993 and 1994:

                                                                    PERCENT OF TOTAL
                                            REVENUE BY MARKET            REVENUE
                                          ----------------------  ---------------------
                                           1992    1993    1994   1992    1993    1994
                                          ------  ------  ------  -----   -----   -----
                                              (IN MILLIONS)
U.S. Commercial.........................  $  692  $  990  $1,039    33%     40%     40%
International...........................     209     235     321    10       9      12
                                          ------  ------  ------  -----   -----   -----
  Total Commercial(1)...................     901   1,225   1,360    43      49      52
                                          ------  ------  ------  -----   -----   -----
Department of Defense...................     620     676     715    29      27      28
NASA....................................     268     261     222    13      11       9
Civil Agencies..........................     324     318     286    15      13      11
                                          ------  ------  ------  -----   -----   -----
  Total U.S. Federal....................   1,212   1,255   1,223    57      51      48
                                          ------  ------  ------  -----   -----   -----
  Total.................................  $2,113  $2,480  $2,583   100%    100%    100%
                                          ------  ------  ------  -----   -----   -----
                                          ------  ------  ------  -----   -----   -----

- ------------------------
(1)  Includes state, local and foreign governments.

ORGANIZATION

    The Company serves its U.S. markets through four primary operating groups: the CONSULTING GROUP offers management consulting, business reengineering and systems integration services; the SYSTEMS GROUP is responsible for substantially all business with the federal government; the TECHNOLOGY MANAGEMENT GROUP provides a full range of outsourcing services; and the INDUSTRY SERVICES GROUP provides systems operations and processing support and proprietary industry-specific services.

    Through its EUROPEAN GROUP, the Company operates in Belgium, France, Germany, the Netherlands and the United Kingdom. In addition, the Company has operations in the Pacific Rim through CSC AUSTRALIA, a leading systems integration, outsourcing and software development company in Australia and New Zealand. The Company provides substantially the same services to its international customers that it provides to domestic customers. Certain of the Company's U.S. groups have also developed business outside the U.S.

    The Company's four U.S. groups and its international operations are described below.

CONSULTING GROUP

    The Company's Consulting Group was established in 1989 to strengthen CSC's position in the commercial marketplace. Comprised largely of companies CSC has acquired since 1986, the Consulting Group provides complementary capabilities for the planning, development, implementation, integration (including business reengineering) and management of information systems for the commercial markets. The Consulting Group has experienced strong growth in revenues in recent years, and International Data Corporation projects that U.S. industry revenue for IT consulting will grow from $6.9 billion in 1993 to $13.8 billion in 1998, a CAGR of 15%.

    The Consulting Group consists of five operating units, as follows:

    - CSC  INDEX   focuses  on   business  strategy,   business   reengineering,
      information technology and change management. CSC Index, a leader in management consulting and business reengineering, has helped many of the world's leading organizations in fundamentally redesigning operations to achieve major improvements in cost, quality, service and efficiency.

    - CONSULTING & SYSTEMS INTEGRATION provides systems integration and related consulting services to a wide range of industries as well as state and local governments. Specialized areas of expertise range from systems development and information technology transformation to large-scale systems integration and custom application development.

    - COMMUNICATIONS INDUSTRY SERVICES provides software solutions and a broad range of consulting services to clients in the telecommunications industry. The unit is a leading independent supplier of specialized IT services to the telecommunications industry in North America and has recently extended its services to wireless industries in Europe, Latin America, Scandinavia and other regions. Its capabilities include applications software that supports the complete wireless communications market, including GSM, the new European standard for digital cellular networks and a billing and administration system being used by cellular phone carriers in Canada, Mexico and Sweden.

    - RESEARCH AND ADVISORY SERVICES conducts ongoing research on subjects including business strategy, business and technology trends, business reengineering, organizational change, management of information technology, the business implications of emerging technologies and computer systems development, and offers executive development programs for large organizations on these and other subjects.

    - IT MANAGEMENT CONSULTING is an information technology consulting service designed to help clients transform their information systems organizations. The unit provides consulting service for commercial and government organizations on the management and use of information technology.

SYSTEMS GROUP

    The Systems Group, which has primary responsibility for the Company's federal government businesses, targets business opportunities which emphasize large and complex IT systems. The Group delivers IT services to various military and civil agencies of the United States federal government in support of defense and national security, aerospace and other programs. The Company's largest customers in the federal government are the Department of Defense and NASA. The Company also supports many other civil agencies, such as the Federal Aviation Administration, and the Departments of State, Treasury, Justice, Commerce, Energy, Interior and Health and Human Services.

    Despite prevailing pressure to reduce growth of the federal budget and shifts in government spending from military programs to civil agencies, the Company anticipates continued growth in its government business as all sectors of government seek to increase efficiencies, because IT is crucial to achieving that goal. As of December 30, 1994, CSC had bids pending or was considering bidding during the remaining three months of fiscal 1995 on 21 federal contracts with an estimated total revenue over their terms of approximately $635 million ($212 million of which relates to contracts for which the Company is the incumbent contractor).

    The following table sets forth the source, number and estimated revenue to be generated over the terms of the federal contracts for IT services which the Company has identified and expects to be open for bidding during the periods indicated (including $1,046 million in CSC's fiscal 1996 and $1,003 million in CSC's fiscal 1997 relating to contracts for which the Company is the incumbent contractor):

                                                   FISCAL 1996           FISCAL 1997
                                               -------------------   -------------------
                                               NUMBER    REVENUE     NUMBER    REVENUE
                                               ------   ----------   ------   ----------
                                                        (MILLIONS)            (MILLIONS)
Civil Agencies...............................    33      $ 2,978       27       $2,082
NASA.........................................    12          827        3          184
Department of Defense........................    72        5,889       25        3,988
                                                                       --
                                               ------   ----------            ----------
    Total....................................   117      $ 9,694       55       $6,254
                                                                       --
                                                                       --
                                               ------   ----------            ----------
                                               ------   ----------            ----------

    CSC has won approximately 40% of the estimated dollar-value (total revenue over their terms) of contracts on which it has submitted bids in the federal market during the five fiscal years ended April 1, 1994. During fiscal 1994, this percentage was approximately 66% (estimated $1.9 billion won by CSC out of a total estimated $2.9 billion bid and awarded). Over the first six months of fiscal 1995, this percentage was approximately 54% (estimated $1.3 billion won by CSC out of a total estimated $2.4 billion bid and awarded). The Company does not bid on every federal contract it identifies, and no assurance can be given that the Company's future win rate will match its historical rates.

    Much of the Company's scientific and technological innovation and systems expertise, some of which it has translated into its commercial IT activities, can be attributed to the Systems Group. The Group has managed a number of technologically advanced and complex projects, including design of high-speed networks and mass storage systems for NASA's supercomputing centers, design of telemetry for missile guidance systems for the Department of Defense, creation of the first secure private data communications network for the Department of the Treasury, and software system design for the United States' air traffic control system.

TECHNOLOGY MANAGEMENT GROUP

    The Technology Management Group engages in "outsourcing" the IT activities of its domestic commercial customers. Outsourcing includes systems analysis, applications development, network operations and data center management. The outsourcing of all or a portion of a company's IT has become increasingly common as companies have sought ways to manage IT expenses and gain competitive advantage by having an IT specialist provide them with those services. Outsourcing contracts often involve both fixed and variable price components based on the number of transactions processed or the amount of computer resources applied. Outsourcing arrangements can involve substantial up-front expenditures by the IT services provider and tend to be long-term contracts. The Company may purchase its customers' information processing equipment, hire the customers' IT personnel and operate their facilities. International Data Corporation estimated that, for 1993 through 1998, total U.S. outsourcing revenues would grow from $6.5 billion to $11.8 billion, a CAGR of 13%.

    In 1991, the Company signed outsourcing agreements with General Dynamics Corporation to provide virtually all of the IT services required by General Dynamics for an initial term of ten years (the "GD Program"). The GD Program involved initial expenditures by the Company of approximately $180 million. The Company believes that, at the time of signing, the contract was the largest in the IT industry. Although General Dynamics has divested four businesses included in the GD Program, the agreements provide for continuation by the successors (Hughes Missiles Systems Co., Lockheed Fort Worth Company, Tracor, Inc. and Martin Marietta Corporation) or a lump-sum payment to the Company in connection with termination. All four successors independently elected to continue the program with respect to such businesses.

    The GD Program marked the Company's debut as a major provider of outsourcing services in the commercial market and since then the Company has actively pursued further outsourcing contracts. Recently, the Company has been awarded the following commercial outsourcing contracts in the U.S., among others:

DATE                                TERM     REVENUE (1)
ANNOUNCED         CUSTOMER        (YEARS)    (MILLIONS)
- -----  -------------------------  --------   -----------
       American Medical
7/94   Response.................      7        $   55
10/94  MONY.....................      7           210
11/94  Scott Paper (2)..........      3            90
1/95   Polaroid.................      5            10
1/95   Hughes Aircraft (3)......      8         1,500
       Southern New England
1/95   Telephone (4)............      7           200
                                             -----------
       Total....................               $2,065
                                             -----------
                                             -----------

- ------------------------
(1)  Revenue amounts are estimated over the indicated terms of the contracts.

(2)  Term and revenue amount assume that all renewal options are exercised.

(3)  See "Recent Developments" for a description of this agreement.

(4) A memorandum of understanding has been executed and a definitive agreement is expected to be executed within the next few months.

    In addition to the agreements described above, the Company has entered into other significant outsourcing agreements with companies outside the U.S. See "International Operations".

INDUSTRY SERVICES GROUP

    The Industry Services Group provides systems operations, processing support and industry-specific services to private commercial enterprises, principally in the consumer financial services, insurance and healthcare industries. The group's operations include:

    - CSC CREDIT SERVICES provides consumer credit reports, account-management services and debt collection services to lenders and the federal government on a nationwide basis. The Company has an option to put its consumer credit reporting and collection businesses to Equifax Credit Information Services, Inc., a subsidiary of Equifax Inc. ("Equifax"), with which the Company has an agreement regarding certain credit reporting assets and functions. According to the terms of the option, the price as determined by the method therein defined was approximately $420 million as of April 1, 1994 and in excess of $438 million as of September 30, 1994. If the Company does not renew the agreement with Equifax or does not exercise such option, or if there is a change in control of the Company, Equifax has the option to purchase the same businesses at the same price as the price under the Company's put option. The Company believes, based on its investigation of Equifax, that Equifax is capable of consummating such transaction.

    - CSC LOGIC provides insurance companies and financial institutions with services for administering life and disability insurance for credit loans and mortgages, collateral protection insurance, and warranty insurance, and provides processing and asset management services.

    - CSC HEALTHCARE SYSTEMS serves health maintenance organizations ("HMOs"), preferred provider organizations, clinics and physician groups, as well as third-party claims administrators and traditional indemnity carriers.

INTERNATIONAL OPERATIONS

    The Company provides substantially the same services to its international customers that it provides to its domestic customers. International operations have expanded significantly in the last five years, both through internal growth and acquisitions, and certain of the Company's U.S. groups have developed business outside the U.S. For fiscal 1990, international revenue totaled $147 million, compared with $321 million in fiscal 1994, a CAGR of 22%. In fiscal 1995, international revenues are expected to exceed $500 million.

    The Company expects Europe and the Pacific Rim to be important growth markets, particularly as outsourcing becomes more widespread, as has been the trend in the U.S. CSC has positioned itself to participate in this growth through strategic acquisitions and by winning substantial outsourcing contracts in Europe and Australia over the past few years. According to a 1994 study by INPUT, an industry research firm, Europe's outsourcing and systems integration markets are forecast to grow annually 21% and 19%, respectively, over the period from 1993 to 1998. In the Pacific Rim, INPUT predicts that both the outsourcing and systems integration markets will grow annually at 17% over the same time period.

  EUROPEAN GROUP

    The European Group serves more than 120 government and commercial clients in five countries -- Belgium, France, Germany, the Netherlands and the United Kingdom. It operates in most major sectors of commercial activity, notably financial services, retail, manufacturing, utilities, telecommunications, insurance and transportation, as well as the public sector, including national and international governmental agencies and ministries of defense.

    Since the beginning of 1993, the European Group has become a significant competitor in Europe's outsourcing market. The group's outsourcing wins are highlighted by the contract with British Aerospace to provide a substantial portion of its IT requirements. The group has been awarded the following contracts in Europe, among others:

DATE                                         REVENUE (1)
ANNOUNCED         CUSTOMER          TERM     (MILLIONS)
- -----  -------------------------  --------   -----------
2/93   British home Stores......     11        $  175
11/93  RAET.....................      5            90
1/94   Ford of Europe...........      5           100
3/94   British Aerospace........     10         1,500
1/95   Autoglass................     10            50
1/95   ICI Paints...............      5            60
                                             -----------
       Total....................               $1,975
                                             -----------
                                             -----------

- ------------------------
(1)  Revenue amounts are estimated over the indicated terms of the contracts.

    In late 1994, CSC acquired Ouroumoff Consultants, a French firm which specializes in business process reengineering, redesign, information technology change management, logistics, quality management and marketing. It provides these services throughout Europe in numerous industry sectors. With the acquisition of Ouroumoff Consultants, CSC will be able to offer the full range of information services, from business reengineering to systems integration and operation, thereby improving its competitive position in France.

    On January 2, 1995, CSC acquired a majority interest in Ploenzke, Germany's largest independent computer services firm. Ploenzke had consolidated revenues of $170 million in calendar 1993. The Company expects to acquire all of the outstanding stock of Ploenzke within six years pursuant to reciprocal put and call options. Ploenzke specializes in consulting, systems integration and custom software development and serves both commercial clients, such as Siemens and Deutsche Bank, and public sector clients that include the German federal railway and postal service. Ploenzke's primary industry strengths include manufacturing, financial services, energy and transportation.

  CSC AUSTRALIA

    CSC acquired CSC Australia (formerly Computer Sciences of Australia) in 1993 from Australian Mutual Provident Society ("AMP"). CSC Australia is the leading outsourcing, systems integration and software company in Australia. It has numerous contracts with government and commercial clients, principally in Australia. A key goal for CSC Australia is to increase commercial business by utilizing its consulting and outsourcing strengths to win new contracts in Australia and throughout the Pacific Rim.

    At the time of the acquisition, CSC Australia entered into a 10-year outsourcing contract with AMP that the Company estimates will generate $300 million of revenue over its term. Under the outsourcing contract, CSC Australia provides AMP with all of its IT processing resources and a significant percentage of its software development activities. In addition, CSC Australia operates AMP's data network, which links offices in Hong Kong, New Zealand, the United Kingdom and Australia, and provides a wide range of information systems and communications services.

COMPETITION

    The Company experiences significant competition in the IT industry from firms providing information systems and services, computer and hardware manufacturers and current and potential customers who choose to provide their own business information systems and services. In the commercial market, CSC faces different competitors in: (a) management and business reengineering consulting; (b) systems consulting and integration; and (c) outsourcing. CSC's main competitors for management and business reengineering consulting engagements are McKinsey & Co., Boston Consulting Group, Bain & Company and Booz Allen Hamilton Inc. CSC primarily competes with Andersen Consulting, the major national accounting firms and Electronic Data Systems Corporation ("EDS") in the systems consulting and integration business and with EDS and ISSC, a subsidiary of International Business Machines, for outsourcing contracts. Among federal government contractors providing IT services, primary competitors include Planning Research Corporation, Science Applications International Corporation, EDS, Loral, Boeing Computer Systems, Unisys, TRW, Northrop Grumman, Dyncorp and C.D.S.I. Many of the Company's competitors in the federal government and commercial markets are larger in size and have greater financial resources than the Company.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                               NUMBER OF
                                                               SHARES OF
                   U.S. UNDERWRITER                          COMMON STOCK
- -------------------------------------------------------     ---------------
Goldman, Sachs & Co....................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.................................

                                                            ---------------
          Total........................................        3,200,000
                                                            ---------------
                                                            ---------------

    Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $ per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 800,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International and Merrill Lynch International Limited.

    Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant  to  the Agreement  Between,  sales may  be  made between  the U.S.
Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 480,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the
3,200,000 shares of Common Stock offered. The Company has granted the International Underwriters a similar option exercisable up to an aggregate of 120,000 additional shares of Common Stock.

    The Company and its directors have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option or matched asset plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California. Latham & Watkins renders certain legal services to the Company.

                                    EXPERTS

    The consolidated financial statements and schedules of the Company and its consolidated subsidiaries as of April 1, 1994 and April 2, 1993 and for each of the three years in the period ended April 1, 1994 incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their report with respect thereto in the Company's Annual Report on Form 10-K for the year ended April 1, 1994, and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                        PAGE
                                                        -----
Available Information..............................           2
Incorporation of Certain Documents by Reference....           2
The Company........................................           3
Recent Developments................................           4
Use of Proceeds....................................           4
Capitalization.....................................           5
Price Range of Common Stock and Dividends..........           6
Selected Financial Information.....................           7
Management's Discussion and Analysis of Financial
 Condition and Results of Operations...............           8
Business...........................................          14
Underwriting.......................................          22
Legal Matters......................................          23
Experts............................................          23

                                4,000,000 SHARES

                               COMPUTER SCIENCES
                                  CORPORATION

                                  COMMON STOCK

                          ($1.00 PAR VALUE PER SHARE)

                                  -----------

                                     [LOGO]

                                  -----------

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                [ALTERNATE PAGE]

                 SUBJECT TO COMPLETION, DATED JANUARY 13, 1995

                                4,000,000 SHARES
                         COMPUTER SCIENCES CORPORATION

[LOGO]
                                  COMMON STOCK
                          ($1.00 PAR VALUE PER SHARE)

                                 --------------

    Of the 4,000,000 shares of Common Stock offered by the Company, 800,000 shares are being offered hereby in an international offering outside the United States and 3,200,000 shares are being offered in a concurrent offering in the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

    The Company's Common Stock is quoted on the New York Stock Exchange under the symbol "CSC". The last reported sale price of the Common Stock on the New York Stock Exchange on January 12, 1995 was $50.75 per share. See "Price Range of Common Stock and Dividends".

                                 --------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS
    THE   SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES
     COMMISSION PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS  PROSPECTUS.
       ANY   REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.

                                ----------------

                                                      INITIAL PUBLIC  UNDERWRITING    PROCEEDS TO
                                                      OFFERING PRICE  DISCOUNT (1)    COMPANY (2)
                                                      --------------  -------------  -------------
Per Share...........................................              $               $             $
Total (3)...........................................  $               $              $

- --------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2)  Before deducting estimated expenses of $      payable by the Company.

(3) The Company has granted the International Underwriters an option for 30 days to purchase up to an additional 120,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 480,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company will be $ ,
     $      , and $      , respectively. See "Underwriting".

                                 --------------

    The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New
York, on or about           , 1995.

GOLDMAN SACHS INTERNATIONAL                          MERRILL LYNCH INTERNATIONAL
                                                     LIMITED
                                   ---------

                The date of this Prospectus is           , 1995.

                                                                [Alternate Page]

                       CERTAIN UNITED STATES FEDERAL TAX
                   CONSEQUENCES TO NON-UNITED STATES HOLDERS

    The following is a discussion of certain anticipated United States federal income and estate tax consequences of the ownership and disposition of the Common Stock applicable to Non-United States Holders of such Common Stock. For purposes of this discussion, a "Non-United States Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust as such terms are defined in the United States Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not deal with all aspects of United States income and estate taxation, does not consider specific facts and circumstances that may be relevant to a particular Non-United States Holder's tax position, and does not address foreign, state and local tax consequences that may be relevant to Non-United States Holders. Furthermore, the following discussion is based on current provisions of the Code, the regulations promulgated thereunder, and administrative and judicial interpretations as of the date hereof, all of which are subject to change possibly with retroactive effect. Prospective Non-United States Holders are urged to consult their tax advisors regarding the United States (federal, state and local) and foreign income and other tax consequences of the ownership and disposition of Common Stock.

DIVIDENDS

    Dividends paid to a Non-United States Holder will be subject to withholding of United States federal income tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty unless, generally, either
(i) the dividends are effectively connected with the conduct of a trade or business by the Non-United States Holder within the United States and the Non-United States Holder properly files United States Internal Revenue Service Form 4224 (or such other applicable form that may be required by the Internal Revenue Service) with the Company or its dividend paying agent or (ii) if a tax treaty applies, the dividends are attributable to a United States permanent establishment maintained by the Non-United States Holder. If the dividends are either effectively connected with such a U.S. trade or business or attributable to such a United States permanent establishment, the dividends will be subject to United States federal income tax (on a net income basis) at the same graduated rates applicable to U.S. persons. In the case of a Non-United States Holder that is a corporation, such effectively connected income may also be subject to the branch profits tax (which is generally imposed at a 30 percent rate (or lower treaty rate) on repatriated effectively connected earnings and profits).

    Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under proposed United States Treasury regulations, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-United States Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service within the time period applicable to such claims.

DISPOSITION OF COMMON STOCK

    A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of his or her Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder or, if a tax treaty applies, is attributable to a United States permanent establishment maintained by the Non-United States Holder, (ii) the Non-United States Holder is an individual who has a tax home in the United States or has an office or other fixed place of business in the Unites States to which the gain is attributable and is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which such disposition occurs and certain other conditions are met, (iii) the Non-United States Holder is an individual who is a former citizen of the United States whose loss of citizenship within the preceding

                                                                [ALTERNATE PAGE]
ten-year period had as one of its principal purposes the avoidance of United States tax, or (iv) the Company is, or has been at any time during the five-year period preceding the disposition, a "United States real property holding corporation" for United States federal income tax purposes and the Non-United States Holder disposing of the Common Stock directly or indirectly owned more than five percent of the value of the Common Stock at any time during such five-year period. A corporation is generally a "United States real property holding corporation" if the fair market value of its United States real property interests equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interest plus its other assets used or held for use in a trade or business. The Company believes it is not currently a United States real property holding corporation for United States federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    The Company must report annually to the Internal Revenue Service and to each Non-United States Holder the amounts of dividends paid and tax withheld with respect to shares of Common Stock held by such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. This information may also be made available to the tax authorities of the country in which the Non-United States Holder resides. United States backup withholding tax (imposed at a rate of 31 percent on dividends paid to certain holders that fail to provide in the required manner certain identifying information, such as the holder's name, address and taxpayer identification number, or under certain other circumstances) generally does not apply to dividends that are subject to United States withholding tax at the 30 percent statutory rate or at a reduced tax treaty rate, dividends that are effectively connected with a United States trade or business of the Non-United States Holder, or dividends paid to a Non-United States Holder at an address outside the Unites States or otherwise to a Non-United States Holder who is an "exempt recipient" (such as a corporation).

    If a Non-United States Holder sells shares of Common Stock through a United States office of a broker, the broker is required to file an information return and is required to apply backup withholding unless the Non-United States Holder is an exempt recipient or has provided the broker with the information and statements, under penalties of perjury, necessary to establish an exemption from backup withholding. Under existing regulations, if payment of the proceeds of the sale of a share of Common Stock by a Non-United States Holder is made to or through the foreign office of a broker, the broker will not be required to apply backup withholding (provided, if certain proposed regulations are adopted, that the foreign office "effects" the sale at that office) or, except as provided in the next sentence, to file information returns. If, however, the broker is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50 percent or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade or business in the United States, under the existing regulations information reporting is required unless that broker has documentary evidence in its files that the payee is not a United States person and certain other conditions are met (and, if certain proposed regulations are adopted, the foreign office "effects" the sale at such office), or the payee otherwise establishes an exemption. The backup withholding and information reporting rules are under review by the Internal Revenue Service, and their application to the Common Stock could be changed by future regulations.

ESTATE TAX

    Common Stock owned, or treated as owned, by a nonresident alien individual at the time of his death will be included in such holder's gross estate for United States federal income tax purposes and thus will be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

                                                                [Alternate Page]

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the International Underwriters named below, and each of such International Underwriters, for whom Goldman Sachs International and Merrill Lynch International Limited are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                                          NUMBER OF
                                                                                          SHARES OF
                              INTERNATIONAL UNDERWRITER                                 COMMON STOCK
- -------------------------------------------------------------------------------------  ---------------
Goldman Sachs International..........................................................
Merrill Lynch International Limited..................................................

                                                                                       ---------------
    Total............................................................................        800,000
                                                                                       ---------------
                                                                                       ---------------

    Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $ per share. The International Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company has entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 3,200,000 shares of Common Stock in a U.S. offering in the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

    Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United
States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters named herein has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

                                                                [ALTERNATE PAGE]

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    The Company has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 120,000 additional shares of Common Stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 800,000 shares of Common Stock offered. The Company has granted the U.S. Underwriters a similar option exercisable up to an aggregate of 480,000 additional shares of Common Stock.

    The Company and its directors have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option or matched asset plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

    Each International Underwriter has also agreed that (a) it has not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985 of Great Britain, (b) it has complied, and will comply with, all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares at Common Stock in, from or otherwise involving the United Kingdom, and
(c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Common Stock to a person who is of a kind described in Article 9(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended) of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

    Buyers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the initial public offering price.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                                                [ALTERNATE PAGE]

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California. Latham & Watkins renders certain legal services to the Company.

                                    EXPERTS

    The consolidated financial statements and schedules of the Company and its consolidated subsidiaries as of April 1, 1994 and April 2, 1993 and for each of the three years in the period ended April 1, 1994 incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their report with respect thereto in the Company's Annual Report on Form 10-K for the year ended April 1, 1994, and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                                                [ALTERNATE PAGE]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                        PAGE
                                                        -----
Available Information..............................           2
Incorporation of Certain Documents by Reference....           2
The Company........................................           3
Recent Developments................................           4
Use of Proceeds....................................           4
Capitalization.....................................           5
Price Range of Common Stock and Dividends..........           6
Selected Financial Information.....................           7
Management's Discussion and Analysis of Financial
 Condition and Results of Operations...............           8
Business...........................................          14
Certain United States Federal Tax Consequences To
 Non-United States Holders.........................          22
Underwriting.......................................          24
Legal Matters......................................          26
Experts............................................          26

                                4,000,000 SHARES

                               COMPUTER SCIENCES
                                  CORPORATION

                                  COMMON STOCK

                          ($1.00 PAR VALUE PER SHARE)

                                  -----------

                                     [LOGO]

                                  -----------

                          GOLDMAN SACHS INTERNATIONAL

                      MERRILL LYNCH INTERNATIONAL LIMITED

                      REPRESENTATIVES OF THE UNDERWRITERS

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following expenses will be paid by the Company.

SEC registration fee.............................................  $  78,022
NASD fee.........................................................     23,100
NYSE application fee.............................................     46,400
PSE application fee..............................................      7,500
Transfer agent fees*.............................................      2,000
Printing and engraving expenses*.................................     35,000
Legal fees and expenses*.........................................     50,000
Accounting fees and expenses*....................................     35,000
Blue sky fees and expenses*......................................      5,000
Miscellaneous*...................................................      4,978
                                                                   ---------
                                                                   $ 287,000
                                                                   ---------
                                                                   ---------

- ------------------------
*Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 78.751 of the Nevada Revised Statutes (the "NRS") as currently in effect empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding if the person indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was entitled to indemnity for such expenses which the court shall deem proper. Section 78.751 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    The Bylaws of the Registrant (the "Bylaws") provide the Registrant with powers of indemnification which are substantially identical to those powers set forth in Section 78.751 of the NRS.

    There is a directors' and officers' liability insurance policy which is presently outstanding insuring the directors and officers of the Registrant. The policy expires on December 7, 1995 and provides for individual and aggregate deductibles and an overall aggregate limit of $30 million.

    The Company has also entered into indemnification agreements with its directors and certain of its officers that require the Company to pay on behalf of each such director and officer any amount that such director or officer becomes legally obligated to pay because of any claim or claims made against him or her as a result of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he or she commits or suffers while acting in his or her capacity as a director or officer of the Company or while serving at the Company's request as a director or officer of another entity. Under such agreements, the Company is not liable to pay such directors and officers for any claims (1) to the extent actually paid under other insurance, tendered to and accepted by an insurer prior to the effectiveness of such director's or officer's indemnification agreement, (3) for which such director or officer has other indemnification, (4) based on an improper and illegal personal benefit to such director or officer, (5) for violations of Section 16(b) of the Securities Exchange Act of 1934 or analogous provisions of law, or (6) resulting in whole or in part from the dishonesty of such director or officer. The indemnification agreements require the Company to make prompt payment of investigation and defense costs and expenses in advance of the final disposition of the matter, upon the receipt of a written undertaking by or on behalf of such director or officer to repay any such amounts if it is determined that such director or officer is not entitled to indemnification under the agreement. However, such advance payment shall not be made if it is determined that it is more likely than not that it will ultimately be determined that such director or officer is not entitled to indemnification under the agreement.

ITEM 16.  EXHIBITS

    The Exhibit Index is attached hereto on page II-5.

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered thereby and the offerings of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matters has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California, on this 12th day of January, 1995.

                                          COMPUTER SCIENCES CORPORATION
                                          Registrant

                                          By:        /s/ William R. Hoover

                                          --------------------------------------
                                                    William R. Hoover
                                                  Chairman of the Board,
                                           Chief Executive Officer and Director

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leon J. Level and Hayward D. Fisk and each or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes may lawfully do or cause to be done by virtue thereof.

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Dated: January 12, 1995                By:         /s/ William R. Hoover
                                            ------------------------------------
                                                     William R. Hoover
                                                   Chairman of the Board,
                                            Chief Executive Officer and Director

Dated: January 12, 1995                By:          /s/ Van B. Honeycutt
                                            ------------------------------------
                                                      Van B. Honeycutt
                                             President, Chief Operating Officer
                                                        and Director

Dated: January 12, 1995                By:           /s/ Leon J. Level
                                            ------------------------------------
                                                       Leon J. Level
                                              Vice President, Chief Financial
                                                          Officer
                                                        and Director

Dated: January 12, 1995                By:           /s/ Denis M. Crane
                                            ------------------------------------
                                                       Denis M. Crane
                                               Vice President and Controller

Dated: January 12, 1995                By:          /s/ Howard P. Allen
                                            ------------------------------------
                                                 Howard P. Allen, Director

Dated: January 12, 1995                By:       /s/ Irving W. Bailey, III
                                            ------------------------------------
                                              Irving W. Bailey, III, Director

Dated: January 12, 1995                By:         /s/ Richard C. Lawton
                                            ------------------------------------
                                                Richard C. Lawton, Director

Dated: January 12, 1995                By:         /s/ F. Warren McFarlan
                                            ------------------------------------
                                                F. Warren McFarlan, Director

Dated: January 12, 1995                By:          /s/ James R. Mellor
                                            ------------------------------------
                                                 James R. Mellor, Director

Dated: January 12, 1995                By:          /s/ Alvin E. Nashman
                                            ------------------------------------
                                                 Alvin E. Nashman, Director

                               INDEX TO EXHIBITS

  EXHIBIT                                                                                                 SEQUENTIALLY
  NUMBER                                            DESCRIPTION                                           NUMBERED PAGE
- -----------  -----------------------------------------------------------------------------------------  -----------------
       1.1   Form of Underwriting Agreement with U.S. Underwriters....................................

       1.2   Form of Underwriting Agreement with International Underwriters...........................

       4.1   Form of Common Stock Certificate.........................................................

       4.2   Restated Rights Agreement dated as of December 21, 1988, as amended December 6, 1993
              (1).....................................................................................

       5.1   Opinion and consent of Gibson, Dunn & Crutcher...........................................

      23.1   Consent of Gibson, Dunn & Crutcher (contained in Exhibit 5.1)............................

      23.2   Consent of Deloitte & Touche LLP, independent auditors...................................

      24.1   Power of Attorney (on Signature page)....................................................

- ------------------------
(1) Incorporated herein by reference from the Company's Form 10-K for the year ended April 1, 1994, File No. 1-4850.